EXHIBIT 12.1

SYNOVUS FINANCIAL CORP.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Years Ended December 31,
(dollars in thousands)	2010	2009	2008	2007	2006	2005
Ratio 1 – Including Interest on Deposits
Earnings:
(Loss) income from continuing operations before income taxes	$(689,620)	(1,605,908)	(660,806)	520,035	638,335	559,425
Fixed charges	268,920	506,873	787,227	1,095,972	895,696	535,408

Total	$(420,700)	(1,099,035)	126,421	1,616,007	1,534,031	1,094,833

Fixed Charges:
Interest on deposits	$228,595	456,247	667,453	912,472	746,669	408,405
Interest on short-term borrowings	1,557	3,841	38,577	92,970	72,958	34,342
Interest on long-term debt	32,505	38,791	73,657	84,014	71,050	88,299
Portion of rents representative of the interest factor (1/3) of expense	6,263	7,994	7,540	6,516	5,019	4,362

Total fixed charges	$268,920	506,873	787,227	1,095,972	895,696	535,408

Ratio of earnings to fixed charges	(1.56x )	(2.17x )	0.16x	1.47x	1.71x	2.04x
Ratio 1 – Excluding Interest on Deposits
Earnings:
(Loss) income from continuing operations before income taxes	$(689,620)	(1,605,908)	(660,806)	520,035	638,335	559,425
Fixed charges	40,325	50,626	119,774	183,500	149,027	127,003

Total	$(649,295)	(1,555,282)	(541,032)	703,535	787,362	686,428

Fixed Charges:
Interest on short-term borrowings	$1,557	3,841	38,577	92,970	72,958	34,342
Interest on long-term debt	32,505	38,791	73,657	84,014	71,050	88,299
Portion of rents representative of the interest factor (1/3) of expense	6,263	7,994	7,540	6,516	5,019	4,362

Total fixed charges	$40,325	50,626	119,774	183,500	149,027	127,003

Ratio of earnings to fixed charges	(16.10x )	(30.72x )	(4.52x )	3.83x	5.28x	5.40x